Alpine Income Trust
2500 Westchester Avenue, Suite 215
Purchase, NY 10577-2540

January 20, 2010

VIA EDGAR TRANSMISSION

Ms. Sheila Stout
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

Re:           ALPINE INCOME TRUST (the “Trust”)
1933 Act Registration File No. 333-100289
1940 Act File No. 811-21210
Alpine Municipal Money Market Fund - S000005211

Dear Ms. Stout:

This correspondence is being filed in response to the oral comments we understand were given to U.S. Bancorp Fund Services, LLC (“U.S. Bancorp”), the Administrator of the Trust, on January 7, 2010 regarding the review of the Trust’s four most recent semi-annual reports for registered investment companies filed on Form N-SAR, dated October 31, 2009, April 30, 2009, October 31, 2008 and April 30, 2008, specifically with regard to the Alpine Municipal Money Market Fund (the “Fund”).

For your convenience, the comment we understand was given by the Staff of the Securities and Exchange Commission (the “Commission” or the “Staff”) has been reproduced in bold typeface immediately followed by the Trust’s responses.

Staff Comment:  Please either confirm the accuracy of the response “1.0000” to Item 74W on each of the Trust’s Form N-SARs mentioned above, or note the error(s) and explain the reason for such error(s), in addition to providing the correct response.  If applicable, please file an amended Form N-SAR report.

Response:
The Trust responds by noting that Item 74W regarding the mark-to market net asset value per share for money market funds indicates that only four decimal places be used in the response.  For each of the semi-annual periods noted above, the extended net asset value for the Alpine Municipal Money Market Fund, using generally accepted accounting principles and rounding this number to four decimal places results in a net asset value per share of $1.0000 in each instance, except for the report on Form N-SAR dated October 31, 2009.  Therefore, the Trust confirms that the Form N-SAR filings dated April 30, 2009, October 31, 2008 and April 30, 2008 have displayed the correct net asset value per share for the Alpine Municipal Money Market Fund.  With respect to the Form N-SAR for the Fund dated October 31, 2009, the response to Item 74W should be $1.0001, rather than $1.0000.  The originally filed Form N-SAR contained the incorrect response due to the failure by U.S. Bancorp, third party service provider to the Trust, to perform quality control checks against U.S. Bancorp supporting documentation.  An amended Form N-SAR filing will be completed by the Trust, on behalf of the Fund, for the semi-annual period ending October 31, 2009.

The Trust relies on U.S. Bancorp for these NAV calculations and does not independently compute them.  Given the importance of the accuracy of NAV calculations, the Trust has reviewed with U.S. Bancorp personnel the reasons for this error and steps taken to avoid a reoccurrence, including the institution of procedural controls for the drafting of all Form N-SARs.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Fund, hereby states the following:

(1)
The Fund acknowledges that in connection with the comments made by the Staff regarding semi-annual reports for registered investment companies filed on Form N-SAR, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the reports;

(2)
The Fund acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(3)	The Fund represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Fund.

If you have any questions regarding the enclosed, please do not hesitate to contact Rachel A. Spearo of U.S. Bancorp Fund Services, LLC at (414) 765-5384.

Very truly yours,

ALPINE INCOME TRUST

/s/ Ronald G. Palmer, Jr.
Ronald G. Palmer, Jr.
Chief Financial Officer